Exhibit 99.1

ICON Reports Second Quarter 2019 Results

  Highlights

  Net business wins (including pass-through) in the quarter of $901 million; a book to bill of 1.30.
  Quarter 2 reported revenue of $695.1 million. This represents a year on year increase of 8.3% or 10.5% on a constant currency basis.
  Reported earnings per share attributable to the Group of $1.69, an increase of 11.6% over Q2 2018*. Year to date earnings per share attributable to the Group of $3.31, a 13.0% increase over prior year*.
  Reaffirming revenue guidance range of $2,760 - $2,840 million and earnings per share guidance range of $6.75 – $6.95.

  *before non-recurring charges.

DUBLIN--(BUSINESS WIRE)--July 24, 2019--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2019.

CEO Dr. Steve Cutler commented, “Quarter two represented another strong quarter for ICON. We continue to execute well on our Patient, Site and Data delivery strategy which was enhanced further by the acquisition of a majority shareholding in MeDiNova Research in May. During the quarter we recorded $901 million of net business wins, representing a quarterly book to bill of 1.30x and our backlog grew by 11.1% over last year to $8.2 billion. As a result revenue grew by 10.5% on a constant currency basis to $695 million compared to the same quarter last year and earnings per share increased by 12% to $1.69. Market demand fundamentals continue to remain healthy and consequently we are reaffirming our 2019 revenue guidance to be in the range of $2,760 – 2,840 million and our earnings guidance to be in the range of $6.75 - $6.95.”

Second Quarter 2019 Results

Gross business wins (including pass-through) in the second quarter were $1.04 billion and cancellations were $135 million. This resulted in net business wins of $901 million and a book to bill of 1.30.

Reported revenue for quarter 2 was $695.1 million. This represents a year on year increase of 8.3% or 10.5% on a constant currency basis.

Reported income from operations in the quarter was $106.1 million or 15.3% of revenue compared to $94.4 million or 14.7% of revenue for Q2 2018*.

Reported net income attributable to the Group for the quarter was $91.9 million or 13.2% of revenue compared with $82.9 million or 12.9% of revenue in Q2 2018*.

Reported earnings per share attributable to the Group on a diluted basis was $1.69, an increase of 11.6%, compared to $1.51 per share for Q2 2018*.

On a comparative basis, non-GAAP days sales outstanding were 61 days at June 30, 2019, compared with 59 days at the end of March 2019.

Cash generated from operating activities for the quarter was $22.7 million. During the quarter, the Group completed the purchase of a majority shareholding in MeDiNova for an initial payment of $39.3 million, capital expenditure was $11.2 million and $40.1 million worth of stock was repurchased at an average price of $135.48. As a result, at June 30, 2019, the company had net cash of $81.8 million, compared to net cash of $128.6 million at March 31, 2019 and net cash of $23.9 million at the end of June 2018.

Year to date 2019 Results

Gross business wins (including pass-through) year to date were $2.08 billion and cancellations were $291 million. This resulted in net business wins of $1,786 million and a book to bill of 1.30.

Year to date reported revenue was $1,370 million. This represents a year on year increase of 8.6% or 10.8% on a constant currency basis.

Reported income from operations year to date was $208.0 million or 15.2% of revenue compared to $186.1 million or 14.8% of revenue for the equivalent prior year period*.

Reported net income attributable to the Group year to date was $180.2 million or 13.2% of revenue compared with $161.0 million or 12.8% of revenue for the equivalent prior year period*.

Reported earnings per share on a diluted basis attributable to the Group was $3.31, an increase of 13.0%, compared to $2.93 per share for the equivalent prior year period*.

*before non-recurring charges.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call tomorrow, July 25th, 2019 at 10:00 EDT [15:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 14,400 employees in 98 locations in 40 countries as at June 30, 2019. Further information is available at www.iconplc.com.

All at ICON.

Source: ICON plc

Contact: Investor Relations +1888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000

ICON plc

Condensed Consolidated Statements of Operations

(Before restructuring and other items)

Three and Six Months ended June 30, 2019 and June 30, 2018

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2019	30, 2018	30, 2019	30, 2018

Revenue	695,137	641,610	1,369,989	1,261,735

Costs and expenses:
Direct costs	(490,656)	(449,226)	(966,153)	(879,818)
Selling, general and administrative expense	(83,203)	(80,936)	(165,115)	(161,851)
Depreciation and amortization	(15,188)	(17,046)	(30,685)	(33,944)

Total costs and expenses	(589,047)	(547,208)	(1,161,953)	(1,075,613)

Income from operations	106,090	94,402	208,036	186,122

Net interest expense	(1,419)	(2,285)	(3,028)	(5,257)

Income before provision for income taxes	104,671	92,117	205,008	180,865

Provision for income taxes	(12,456)	(9,212)	(24,496)	(19,862)

Net income	92,215	82,905	180,512	161,003

Net income attributable to non-controlling interest	(358)	-	(358)	-

Net income attributable to the Group	91,857	82,905	180,154	161,003

Net income per Ordinary Share attributable to the Group:

Basic	$1.70	$1.53	$3.34	$2.98

Diluted	$1.69	$1.51	$3.31	$2.93

Weighted average number of Ordinary Shares outstanding:

Basic	53,957,446	54,109,702	53,901,427	54,017,631

Diluted	54,449,117	54,852,453	54,355,705	54,875,451

ICON plc Condensed Consolidated Statements of Operations (US GAAP) Three and Six Months ended June 30, 2019 and June 30, 2018 (Dollars, in thousands, except share and per share data) (Unaudited)
	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2019	30, 2018	30, 2019	30, 2018

Revenue	695,137	641,610	1,369,989	1,261,735

Costs and expenses:
Direct costs	(490,656)	(449,226)	(966,153)	(879,818)
Selling, general and administrative expense	(83,203)	(80,936)	(165,115)	(161,851)
Depreciation and amortization	(15,188)	(17,046)	(30,685)	(33,944)
Restructuring costs	-	(12,490)	-	(12,490)

Total costs and expenses	(589,047)	(559,698)	(1,161,953)	(1,088,103)

Income from operations	106,090	81,912	208,036	173,632

Net interest expense	(1,419)	(2,285)	(3,028)	(5,257)

Income before provision for income taxes	104,671	79,627	205,008	168,375

Provision for income taxes	(12,456)	(7,759)	(24,496)	(18,409)

Net income	92,215	71,868	180,512	149,966

Net income attributable to non-controlling interest	(358)	-	(358)	-

Net income attributable to the Group	91,857	71,868	180,154	149,966

Net income per Ordinary Share attributable to the Group:

Basic	$1.70	$1.33	$3.34	$2.78

Diluted	$1.69	$1.31	$3.31	$2.73

Weighted average number of Ordinary Shares outstanding:

Basic	53,957,446	54,109,702	53,901,427	54,017,631

Diluted	54,449,117	54,852,453	54,355,705	54,875,451

ICON plc Summary Balance Sheet Data June 30, 2019 and March 31, 2019 (Dollars, in thousands)
	June 30,	March 31,
	2019	2019
	(Unaudited)	(Unaudited)

Cash and short-term investments	431,279	477,937
Debt	(349,451)	(349,357)
Net cash/(debt)	81,828	128,580

Net Accounts Receivable	602,345	537,626

Working Capital	762,992	728,251

Total Assets	2,708,323	2,607,258

Shareholder's Equity	1,495,923	1,422,185

ICON/ICLR-F

Contacts

ICON plc
Contact:
Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com